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                               June 1, 2023

       Amos Barclay
       Partner
       Holland & Hart LLP
       1800 Broadway, Suite 300
       Boulder, Colorado 80302

                                                        Re: Moody National REIT
II, Inc.
                                                            Schedule TO-C filed
May 24, 2023
                                                            File No. 005-94072

       Dear Amos Barclay:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials.

       Schedule TO-C filed May 24, 2023

       General

   1. Provide the disclosure required by Item 1003(c) of Regulation M-A for each person specified in
Instruction C to Schedule TO, including the starting and ending dates of material occupations,
positions, offices or employment during the past five years for such person and his or her
country of citizenship.
       Establishment of the Offer Price, page 6

   2.                                                   We note your disclosure
that    [f]or the period between February 6, 2023 and May 16,
                                                        2023, CTT Auctions
reported a secondary market trading price of $7.75 for shares of the
                                                        Corporation   s common
stock.    If such report is based on a single transaction, so state.
                                                        Alternatively, if such
report is based on multiple transactions at different prices, provide the range of such
prices.
 Amos Barclay
Holland & Hart LLP
June 1, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3792 or Blake Grady at (202)
551-8573.



FirstName LastNameAmos Barclay                              Sincerely,
Comapany NameHolland & Hart LLP
                                                            Division of
Corporation Finance
June 1, 2023 Page 2                                         Office of Mergers &
Acquisitions
FirstName LastName